EXHIBIT 11
SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
Three months ended March 31, 2007 and 2006

2007	Income	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount

Basic EPS:
Net income available to common stockholders	$37,252	54,550	$0.68

Effect of dilutive securities:
Restricted stock	—	1,104
Convertible debt	406	4,109
Stock options	—	431
Deferred shares	—	178

Diluted EPS:
Net income available to common stockholders and assumed conversions	$37,658	60,372	$0.62

2006	Income	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount

Basic EPS:
Net income available to common stockholders	$39,978	53,812	$0.75

Effect of dilutive securities:
Restricted stock	—	1,036
Convertible debt	812	8,134
Stock options	—	648
Deferred shares	—	174

Diluted EPS:
Net income available to common stockholders and assumed conversions	$40,790	63,804	$0.64